UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 6, 2024

Achari Ventures Holdings Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40906	86-1671207
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Walnut Avenue, Suite 400

Clark, NJ 07066

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (732) 340-0700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, par value $0.0001 per share, and one Redeemable Warrant	AVHIU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	AVHI	The Nasdaq Stock Market LLC
Redeemable Warrants	AVHIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed by Achari Ventures Holdings Corp. I, a Delaware company (the “Company”), on the Current Report on Form 8-K filed on July 30, 2024, trading in the Company’s common stock, units, and warrants (the “securities”) on The Nasdaq Global Market (“Nasdaq”) was suspended effective with the open of the market on April 9, 2024. On April 5, 2024, the Nasdaq Hearings Panel (the “Panel”) issued the Company a delisting determination notice related to non-compliance with: (i) Nasdaq’s $50 million minimum “Market Value of Listed Securities” requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A) and (ii) Nasdaq’s requirement to maintain a minimum of 400 total shareholders for continued listing set forth in Nasdaq Listing Rule 5450(a)(2).

On September 5, 2024, Nasdaq issued a press release announcing that it will delist the Company’s securities and will file a Form 25 with the Securities and Exchange Commission to complete the delisting. The Form 25 was filed on September 6, 2024 and the delisting will become effective ten days after the Form 25 was filed. When the Company’s securities are delisted, the Company intends to proceed with its efforts to consummate the Company’s previously announced proposed business combination with Vaso Corporation (the “Business Combination”). However, Nasdaq’s approval of the Company’s initial listing application with respect to the Business Combination is a condition to the closing of the Business Combination, and there can be no guarantee that Nasdaq will approve such initial listing application, which may delay, or ultimately prevent the consummation of the proposed Business Combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACHARI VENTURES HOLDINGS CORP. I

Dated: September 6, 2024

By:	/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer